EXHIBIT 99.1

For Immediate Release

Archie Kennedy Appointed as Nexen UK Managing Director
Key Responsibilities Include Buzzard Operations and Golden Eagle Development

Uxbridge, UK (March 6, 2012) – Nexen Petroleum U.K. Ltd. has announced the appointment of Archie Kennedy to the position of Managing Director, UK. In this role Kennedy will be responsible for the efficient and reliable operations of Nexen’s UK North Sea businesses, progressing the company’s growth strategy in the region and maintaining a strong safety and environmental performance record.

Nexen’s UK operations, which employ approximately 1,200 full-time and contract staff at offices in Uxbridge and Aberdeen and across its offshore facilities, are expected to produce 94,000 to 117,000 barrels of oil equivalent per day (boe/d) net to Nexen in 2012. Most of this production comes from the Buzzard facility, located about 60 miles northeast of Aberdeen, where Nexen owns a 43.2% working interest and is the operator. Buzzard is expected to produce about 70,000 to 85,000 boe/d net to Nexen in 2012.

“Buzzard is an important asset for Nexen and it is an essential energy source for the UK,” said Kennedy. “One of my key priorities is working with my team to identify the changes required to strengthen the operational reliability of this important asset.”

Nexen has an active expansion plan for the UK North Sea that is expected to result in investments totalling about £700 million (C$1.1 billion) in capital spending in 2012. A significant portion of this investment is earmarked for the Golden Eagle development, a £2 billion (C$3.3 billion) investment (£750 million net to Nexen) that is expected to produce an estimated 140 million barrels of oil equivalent (gross) of proved and probable reserves over an 18-year period.

First oil production from Golden Eagle is forecast for late 2014 and the development is expected to have an initial gross production rate of up to 70,000 boe/d (about 26,000 boe/d net to Nexen). During construction, the Golden Eagle development is expected to support approximately 2,000 jobs. Once operational, the facility is expected to employ more than 400 people and support thousands of indirect jobs throughout its production life.

Kennedy joins Nexen after more than 30 years of extensive upstream oil and gas experience in the UK, Canada and the United States. He has held various positions including acting as Director of Garran Point, a management consulting firm. Prior to that role, he was Managing Director of UK operations for ConocoPhillips. Kennedy also served as Senior Vice President, Operations and Business Development for ConocoPhillips Canada and gained experience in the Gulf of Mexico as a Senior Manager. Kennedy replaces Phil Oldham, who is retiring from Nexen after a 40-year career in the oil and gas industry.

Nexen Petroleum U.K. Ltd. is a subsidiary of Nexen Inc., an independent, Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. Nexen is focused on three growth strategies: oil sands and shale gas in Western Canada and conventional exploration and development primarily in the North Sea, offshore West Africa and deepwater Gulf of Mexico. Nexen adds value for shareholders through successful full-cycle oil and gas exploration and development, and leadership in ethics, integrity, governance and environmental stewardship.

For investor relations inquiries, please contact: Janet Craig Vice President, Investor Relations 00 1 403 699 4230	For media inquiries, please contact: Chris Morritt Nexen Petroleum UK Ltd. 01895 555339 chris_morritt@nexeninc.com
www.nexeninc.com

Forward-Looking Statements

Certain statements in this release constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together “forward-looking statements”) are generally identifiable by the forward-looking terminology used such as “anticipate”, “believe”, “intend”, “plan”, “expect”, “estimate”, “budget”, “outlook”, “forecast” or other similar words and include statements relating to or associated with individual wells, regions or projects. Any statements as to possible future crude oil, natural gas  prices; future production levels; future royalties and tax levels; future capital expenditures, their timing and their allocation to exploration and development activities; future earnings; future asset acquisitions or dispositions; future sources of funding for our capital program; future debt levels; availability of committed credit facilities; possible commerciality of our projects; development plans or capacity expansions; the expectation of cheaper and more technologically advanced operations; the expected design size of our operations; the expected timing and associated production impact of facilities turnarounds and maintenance; the expectation that we can continue to operate our offshore exploration, development and production facilities safely and profitably; future ability to execute dispositions of assets or businesses; future sources of liquidity, cash flows and their uses; future drilling of new wells; ultimate recoverability of current and long-term assets; ultimate recoverability of reserves or resources; expected finding and development costs; expected operating costs; estimates on a per share basis; future foreign currency exchange rates, future expenditures and future allowances relating to environmental matters and our ability to comply therewith; dates by which certain areas will be developed, come on stream or reach expected operating capacity; and changes in any of the foregoing are forward-looking statements. Statements relating to “reserves” or “resources” are forward-looking statements, as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

All of the forward-looking statements in this release are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although we believe that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve volumes; commodity price and cost assumptions; the continued availability of adequate cash flow and debt and/or equity financing to fund our capital and operating requirements as needed; and the extent of our liabilities. We believe the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for oil and gas; our ability to explore, develop, produce, upgrade and transport crude oil and natural gas to markets; ultimate effectiveness of design or design modifications to facilities; the results of exploration and development drilling and related activities; the impact of technology on operations and processes and how new complex technology may not perform as expected; the availability of pipeline and global refining capacity;  labour and material shortages; risks related to accidents, blowouts and spills in connection with our offshore exploration, development and production activities, particularly our deepwater activities; direct and indirect risks related to the imposition of moratoriums, suspensions or cancellations of our offshore exploration, development and production operations, particularly our deepwater activities; the impact of severe weather on our offshore exploration, development and production activities, particularly our deepwater activities; the effectiveness and reliability of our technology in harsh and unpredictable environments; risks related to the actions and financial circumstances of our agents, counterparties, contractors, and joint venture parties; volatility in energy trading markets; foreign currency exchange rates; economic conditions in the countries and regions in which we carry on business; governmental actions including changes to taxes or royalties, changes in environmental and other laws and regulations including without limitation, those related to our offshore exploration, development and production activities; renegotiations of contracts; results of litigation, arbitration or regulatory proceedings; political uncertainty, including actions by terrorists, insurgent or other groups, or other armed conflict, including conflict between states; and other factors, many of which are beyond our control. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on our assessment of all information at that time. Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Undue reliance should not be placed on the forward-looking statements contained herein, which are made as of the date hereof and, except as required by law, Nexen undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers should also refer to the Risk Factors contained in our 2011 Annual Information form, and to the Quantitative Disclosures about Market Risk and our Forward Looking Statements contained in our 2011 Management Discussion and Analysis.

Note to Investors on Reserves
The reserves estimates in this disclosure were prepared in February 2012 with an effective date of December 31, 2011.  The estimates of reserves and future net revenue and  have been internally prepared by an internal qualified reserves evaluator in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook"). Nexen’s estimates of reserves prepared in accordance with SEC requirements are attached to its 2011 Annual Information Form.

Investors should note the following fundamental differences between reserves estimates and related disclosures prepared in accordance with NI 51-101 and those prepared in accordance with SEC requirements:

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SEC reserves estimates are based upon different reserves definitions and are prepared in accordance with generally recognized industry practices in the U.S. whereas NI 51-101 reserves are based on definitions and standards promulgated by the COGE Handbook and generally recognized industry practices in Canada;

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SEC reserves definitions differ from NI 51-101 in areas such as the use of reliable technology, areal extent around a drilled location, quantities below the lowest known oil and quantities across an undrilled fault block;

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the SEC mandates disclosure of proved reserves and the Standardized Measure of Discounted Future Net Cash Flows and Changes Therein calculated using the year’s monthly average prices and costs held constant whereas NI 51-101 requires disclosure of reserves and related future net revenues using forecast prices and costs;

•	the SEC mandates disclosure of reserves by geographic area whereas NI 51-101 requires disclosure of reserves by additional categories and product types;

•	the SEC does not require the disclosure of future net revenue of proved and proved plus probable reserves using forecast pricing at various discount rates;

•	the SEC requires future development costs to be estimated using existing conditions held constant, whereas NI 51-101 requires estimation using forecast conditions;

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the SEC does not require the validation of reserves estimates by independent qualified reserves evaluators or auditors, whereas, without an exemption noted below, NI 51-101 requires issuers to engage such evaluators or auditors to evaluate, audit or review reserves and related future net revenue attributable to those reserves; and

•	the SEC does not allow proved and probable reserves to be aggregated whereas NI 51-101 requires issuers to make such aggregation.

The foregoing is a general description of the principal differences only. The differences between SEC requirements and NI 51-101 may be material for certain properties. Please also note:

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we use oil equivalents (boe) to express quantities of natural gas and crude oil in a common unit. A conversion ratio of 6 mcf of natural gas to 1 barrel of oil is used. Boe may be misleading, particularly if used in isolation. The conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Using the forecast prices applied to our reserves estimates, the boe conversion ratio based on wellhead value is approximately 30 mcf: 1 bbl; and

•
because reserves data are based on judgments regarding future events actual results will vary and the variations may be material. Variations as a result of future events are expected to be consistent with the fact that reserves are categorized according to the probability of their recovery.

Nexen has received an exemption from NI 51-101 that permits us to forego the requirement to have our NI 51-101 reserves and related future net revenue attributable to our reserves evaluated, audited or reviewed by an independent qualified reserves evaluator or auditor. Accordingly, our future net revenue and reserves estimates are based on internal evaluations. Due to the extent and expertise of our internal reserves evaluation resources, our staff’s familiarity with our properties and the controls applied to the evaluation process, we believe the reliability of our internally generated reserves estimates is not materially less than would be generated by an independent reserves evaluator.